FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on November 2, 2010, regarding its financial statements for the nine months ended September 30, 2010.

Santiago, Chile, November 2, 2010, Banco de Chile (NYSE: BCH), a full service Chilean financial institution, market leader in a wide variety of credit and non-credit products and services across all segments of the Chilean financial market, today announced its results for the third quarter ended September 30, 2010. Figures are expressed in nominal terms, unless otherwise stated.

Our Brands

2010 THIRD QUARTER:

“EARNINGS ABOVE Ch$100 BILLION FOR A THIRD QUARTER IN A ROW”

HIGHLIGHTS

•         For third consecutive quarter, Banco de Chile reports earnings over Ch$100 billion and a ROAE above 25%.

•         Banco de Chile is ranked as the safest privately-owned bank in Latin America by Global Finance.

•         As of September 30, 2010, our stock posted a 69% YTD growth that outperforms the 32% recorded by IPSA index.

•         Banchile-Citi Global Markets and Banamex placed a US$100 million bond issued by a Chilean company in Mexico.

Arturo Tagle, CEO: “We are very proud of our performance, which is the result of well-planned strategies. In the 3Q10 we achieved a net income of Ch$100 billion, which entails a 45.6% YoY rise, confirming the trend that we have shown throughout the year. Our profitability has maintained an excellent level with a ROAE of 26.1% for the period, well above the return posted a year ago. Also, as of Sep. 2010 we achieved a 24.2% market share in net income within the Chilean banking system. Our figures are the result of strategies intended to profitably improve our service models that have allowed us to reinforce our cross-sell, especially in the interaction of our retail banking segment and our subsidiaries.”

Alejandro Herrera, Individuals and SMEs Division Manager: “2010 has been a positive year for our division. We have consolidated the service models developed during 2009 and have implemented aggressive marketing actions that allowed us to achieve significant YoY upturns in net income and service quality. Besides, our loans have grown above the Bank’s and the industry’s average rates, mainly fostered by residential mortgages and commercial loans. As a result, in the 3Q10 we posted a 16.4% YoY rise in total loans while we have gained 67 bp market share in residential mortgage loans, from September 2009 to date. Our aim is to continue improving our market presence.”

Mauricio Baeza, Corporate and Market Risk Division Manager: “Our credit quality continues to improve. Since 4Q09 we have seen an improvement in our ratios due to a more favorable economic outlook following the 2009’s downturn. As a result, in the 3Q10 our provisions for loan losses represented 1.3% of our average loans, well below the 2.1% we posted a year earlier.”

Pedro Samhan, CFO: “Our performance reflects the commitment with Bank’s mid-term goals. In terms of efficiency, our cost base remains under control, with only a 7.6% YoY rise in operating expenses, in some extent associated with non-recurrent items. On the funding side, I would like to highlight our competitiveness, as we have become the bank with the highest portion of assets financed by non-interest bearing deposits in the Chilean financial system, which provides us with a low-cost source to afford our growth.”

Selected Financial Data (1) (in millions of Ch$, except for percentages)	3Q09	3Q10	% Change

Income Statement (Millions of Ch$)
Net financial income(2)	184,472	202,269	9.6%
Net Fees and Commissions	60,883	73,362	20.5%
Other operating income	12,812	3,847	(70.0)%
Total Operating Revenues	258,167	279,478	8.3%
Provisions for loan losses	(64,311)	(43,984)	(31.6)%
Operating expenses	(118,023)	(126,982)	7.6%
Net income (3)	68,698	100,019	45.6%

Earnings per Share
Net income per share (Ch$)	0.83	1.21	45.6%
Book value per share (Ch$)	16.63	16.67	0.2%
Shares Outstanding (Millions)	82,551.70	82,551.70	0.0%

Balance Sheet (Millions of Ch$)
Loans to customers	12,601,732	13,658,422	8.4%
Total assets	16,465,990	17,546,650	6.6%
Equity	1,372,423	1,375,767	0.2%

Profitability Ratios
Return on average assets (ROAA)	1.7%	2.3%
Return on average equity (ROAE)(4)	18.9%	26.1%
Net Financial Margin(5)	4.8%	5.0%
Efficiency ratio	45.7%	45.4%
Credit Quality Ratios
Past Due / Total Loans	0.7%	0.6%
Allowances / Total loans	2.4%	2.6%
Allowances / Past Due Loans	346.2%	409.7%
Provisions / Avg. Loans	2.1%	1.3%
Capital Adequacy Ratios
Total capital / Risk Adj. Assets	13.4%	13.6%

(1) See pages 9 to 12.
(2) Net interest income, foreign exchange transactions and net financial operating income
(3) Net Income attributable to Bank's owners (adjusted by minority interest).
(4) ROAE excludes provisions for minimum dividends.
(5) Net financial income divided by average interest earning assets.

NET INCOME AND

OPERATING REVENUES

NET INCOME

We have benefited from commercial strategies implemented during 2009 along with more favourable market conditions. Thus, as of Sep. 30, 2010 we reached a net income of Ch$309 billion that derives in a YTD ROAE of 28.6% and that is 61.4% above our last year’s figure. On a quarterly basis, during the 3Q10 we achieved a net income of Ch$100 billion that represents a 45.6% YoY rise and translates into a ROAE of 26.1%. This performance allowed us to exceed the 18.9% ROAE we posted in the 3Q09 and outperform the Chilean industry by 6 percentage points.

Our net income YoY variance is mainly explained by:

•      A YoY increment of 18.3% in our net interest income, which was steered by the 8.4% YoY increase in our loan portfolio.

•      Provisions for loan losses that decreased 31.6% on a YoY basis, fuelled by strong recovery signs shown by the local economy.

•      A 20.5% YoY rise in fees and commissions, based on the higher activity shown by our core business and some of our subsidiaries.

•      Higher results associated with a proactive management of our balance sheet UF gap by our Treasury area.

The aforesaid more than offset the 7.6% YoY rise in our operating expenses, as well as a YoY decrease in our other operating income, mainly due to the release of contingency provisions in the 3Q09.

Total Operating Revenues

(in millions of Ch$)	3Q09	3Q10	% Change

Net Interest Income	162,269	191,911	18.3%
Net Fees and Commissions	60,883	73,362	20.5%
Net Financial Operating and FX Income	22,203	10,358	(53.3)%
Other operating income	12,812	3,847	(70.0)%
Total Operating Revenues	258,167	279,478	8.3%

Net Financial Margin	4.83%	5.00%
Net Interest Margin	4.25%	4.74%

OPERATING REVENUES

Our total operating revenues accounted for Ch$279,478 million in the 3Q10 that represents an 8.3% YoY increase as compared to the 3Q09 and a 5.0% QoQ reduction. The YoY rise was mainly due to:

•      An 8.4% YoY rise in our loan portfolio that partly offset the drop in our lending spreads.

•      A higher contribution from our UF net asset position as a result of an efficient management that led us to increase our exposure within a scenario of increasing inflation that boosted the UF by 0.65% in the 3Q10 as compared to the 0.47% drop in the 3Q09.

•      Fees and commissions that went up by 20.5% on a YoY basis, fuelled by: (i) a 20.1% YoY rise in our Mutual Funds subsidiary’s assets under management, (ii) a 24.5% YoY growth in the stock volumes traded by our Stock Brokerage subsidiary, and (iii) an enhanced cross-sell strategy that led to greater commissions from credits, credit cards and lines of credit.

•      An improved funding structure underpinned by the growth in our balances of checking accounts and demand deposits that has resulted in a positive financial effect within a scenario of increasing nominal interest rates.

The 5.0% QoQ decrease is mostly explained by lower inflation and a decrease in net financial operating and foreign exchange income, both partly offset by a greater income from fees and commissions.

Total Operating Revenues

Breakdown

CREDIT QUALITY AND

OPERATING EXPENSES

PROVISIONS FOR LOAN LOSSES

During the 3Q10 we confirmed an improving trend in credit quality. In fact, we reduced our provisions for loan losses by 31.6% on a YoY basis, to reach Ch$43,984 million in the 3Q10. On a QoQ basis we posted a 23.3% rise in our credit risk charges, mainly due to specific credit risk volatilities associated with certain corporate customers.

As mentioned earlier, the YoY decrease in our provisions for loan losses are the consequence of the improved conditions and strong recovery signs in the local economy that have enhanced the risk profiles of individuals and companies. As a result, both our retail and wholesale segments posted significant YoY decreases in their net credit risk charges.

In line with the above-mentioned, our ratio of provisions to average loans decreased from 2.05% in the 3Q09 to 1.30% in the 3Q10 while delinquencies (past-due loans to total loans) dropped from 0.70% to 0.64% in the same period. In addition, as of Sep. 2010 we maintain the highest coverage ratio (allowances for loan losses to past-due loans), reaching 4.1x, well above the 1.7x posted by the Chilean industry (ex–Banco de Chile).

Worth mentioning is that on August 12, 2010, the Superintendency of Banks published new guidelines for provisioning loan portfolios (begining on January 2011), as well as for additional (countercyclical) allowances. We are currently analyzing the effect that these new regulations will have on our operations (see page 6).

Allowances and Provisions for Loan Losses
(in millions of Ch$)	3Q09	3Q10	% Change

Allowances for Loan Losses
Initial Allowances	272,619	343,361	25.9%
Charge-off	(40,835)	(34,803)	(14.8)%
Provisions established, net	71,482	48,621	(32.0)%
Final Allowances	303,266	357,179	17.8%

Provisions for Loan Losses
Provisions established	(71,482)	(48,621)	(32.0)%
Recoveries	7,171	4,637	(35.3)%
Provisions for Loan Losses	(64,311)	(43,984)	(31.6)%

Credit Quality Ratios	3Q09	2Q10	3Q10
Allowances / Total loans	2.41%	2.54%	2.62%
Allowances / Past due	346.21%	373.17%	409.66%
Allowances / 90 days Past Due	153.57%	163.60%	185.93%
Provisions / Avg. Loans	2.05%	1.06%	1.30%
Charge-offs / Avg. Loans	1.30%	1.24%	1.03%
Past Due / Total Loans	0.70%	0.68%	0.64%
Recoveries / Avg. Loans	0.23%	0.20%	0.14%

OPERATING EXPENSES

Our operating expenses have been kept under control. Although they rose by 7.6% on a YoY basis, from Ch$118,023 million in the 3Q09 to Ch$126,982 million in this quarter, the increase is mainly explained by non-recurrent items.

In this regard, worth noting is that during the 3Q10 we incurred approximately Ch$3,050 million in an extraordinary bonus granted to our staff for commemorating Chile’s bicentennial. Similarly, a portion of the increase in our administrative expenses relates to greater fixed-assets maintenance expenses of roughly Ch$1,400 million, due to repairs associated with the February 27th earthquake.

Moreover, we incurred: (i) nearly Ch$4,700 million in greater bonuses related to the higher commercial activity and our improved performance in results as compared to the 3Q09, (ii) greater advertising expenses by almost Ch$1,750 million due to more aggressive marketing campaigns intended to take advantage of the economic “momentum”, and (iii) around Ch$1,200 million of higher IT expenses as a result of a more dynamic business activity.

Due to the above-mentioned, our efficiency has slightly lowered from 45.7% in the 3Q09 to 45.4% in the 3Q10. However, we recorded an important QoQ progress from the ratio of 47.8% posted in the 2Q10.

Operating Expenses
(in millions of Ch$)	3Q09	3Q10	% Change
Personnel expenses	(62,239)	(70,786)	13.7%
Administrative expenses	(39,788)	(46,526)	16.9%
Depreciation and Amort.	(7,949)	(7,683)	(3.3)%
Impairments	-	-	-
Other Oper. Expenses	(8,047)	(1,987)	(75.3)%
Total Oper. Expenses	(118,023)	(126,982)	7.6%

Efficiency Ratios	3Q09	2Q10	3Q10
Op. Exp. / Op. Rev.	45.7%	47.8%	45.4%
Op. Exp. / Avg. Assets	2.9%	3.2%	2.9%

LOAN PORTFOLIO AND

FUNDING STRUCTURE

LOAN PORTFOLIO

Our loan portfolio is on a growth path. In the 3Q10 our total loans reached Ch$13,658 billion, 8.4% above the 3Q09’s figure. This rise has been supported by a YoY growth in each credit product and has permitted us to keep an 18.7% market share in a 12-month period.

The rise in our loan portfolio has been especially influenced by the 17.3% YoY growth of our residential mortgage loans that led us to gain 67 bp of market share in the product from Sep-09 to date. This is the result of well-oriented marketing plans for growing in a product that allows us to enhance our cross-sell and the customer loyalty.

Our consumer loans also support our general growth. In the 3Q10, this product posted an 11.4% YoY growth, mainly due to a higher consumer confidence, attractive interest rates and improved economic figures, resulting in 35 bp of higher market share from Sep-09 to date. We expect an even more significant upturn for this product as its YoY evolution has been mostly concentrated in our Individuals and SMEs Division (14.4% YoY growth), while the 3.7% YoY rise in our Consumer Finance Division’s loans still reflects the impact of the 2009’s downturn on low and middle-income segments.

As for our commercial loans, their 5.2% YoY rise relies on a higher credit demand from our Retail segment, where this product grew by 15.7% YoY. Despite this, on a YoY basis our market share dropped by 24 bp, mostly as a result of the lag that still remains for this product among our corporate customers.

On a QoQ basis, we posted a market share growth in residential mortgage and consumer loans while our share in commercial loans went down, deriving in 10 bp of lower market share in total loans.

Loan Portfolio & Funding
(in billions of Ch$)	Sep-09	Jun-10	Sep-10	YoY Change

LOANS TO CUSTOMERS

Commercial Loans	8,360	8,826	8,792	5.2%
Residential Mortgage Loans	2,401	2,715	2,816	17.3%
Consumer Loans	1,841	1,965	2,050	11.4%
LOANS TO CUSTOMERS	12,602	13,506	13,658	8.4%

FUNDING

Non-interest Bearing Liab.	4,617	5,802	5,850	26.7%
Interest Bearing Liab.	10,476	10,553	10,321	(1.5)%
TOTAL LIABILITIES	15,093	16,355	16,171	7.1%
Avg. Int. Ear. Assets Avg. Int. Bearing Liabilities	1.38	1.50	1.51

FUNDING STRUCTURE

We hold a highly competitive funding structure. Due to a 26.0% YoY rise in our balances of checking accounts and demand deposits we reached a 24.3% market share as of Sep. 2010, consolidating our leading position by adding 72 bp in a 12-month period. This also fuelled a 26.7% YoY rise in our non-interest bearing liabilities.

Our leadership in demand deposits is based on the confidence of our customers and the successful implementation of new customer-oriented service models in our retail and wholesale segments that have improved our cross-sell and cash management services.

As a result, we are the bank with the highest portion of assets funded by demand deposits in Chile, reaching 26.5% as of Sep. 2010 and surpassing the 19.0% of the local industry. This added to the 1.7% YoY drop in our interest bearing liabilities.

Finally, during the 3Q10 we issued Ch$165 billion in senior UF-denominated bonds at very attractive risk premiums over the Central Bank long-term debt instruments.

CAPITAL MANAGEMENT

CAPITAL AND RESERVES

As of September 30, 2010, our equity amounted to Ch$1,375,768 million, which is 0.2% above the level that we reached a year earlier. This slight YoY increase translates into approximately Ch$3 billion that are mainly explained by additional net income (after provisions for minimum dividends) of Ch$53 billion reached as of September 30, 2010, as compared to a year earlier. The greater net income has been partly offset by:

•      The charge of Ch$16 billion related to the first application of a new regulation of allowances for loan losses linked to contingent credits, including lines of credit and credit cards. This new rule went into effect January 1st, 2010.

•      Almost Ch$31 billion of reserves distributed in dividends, in addition to a 100% payout ratio for the fiscal year ended December 31, 2009, according to a new definition of distributable earnings agreed by our shareholders in an extraordinary meeting carried out on March 2010.

•      Roughly Ch$3 billion of lower Other Comprehensive Income as a result of the sale of certain fixed-income securities that we held in our available-for-sale portfolio to benefit of a positive mark-to-market within a low interest rate scenario.

Our capital adequacy remains in levels above those required by the Chilean Superintendency of Banks and Financial Institutions. In fact, our Basic Capital to Total Assets ratio reached 6.7% in the 3Q10, more than twofold the 3.0% required by the Chilean regulation.

Similarly, our ratio of Total Capital to Risk-Weighted Assets reached 13.6% in the 3Q10, which is well above the 10% that the Chilean regulator imposes to Banco de Chile. Worth mentioning is that through subordinated bond issuances carried out during this year, we have been able to improve our capital adequacy, which is in line with our efforts to enlarge our capacity for growing in our core business, since we expect an important upturn in terms of total loans to customer at industry level.

CAPITAL ADEQUACY
Capital Adequacy Ratios	3Q09	2Q10	3Q10

Shareholders Equity / Assets(1)	8.3%	7.6%	7.8%
Basic Capital / Assets(1),(2)	7.7%	6.5%	6.7%
Basic Capital / RWA(2),(3)	10.0%	8.6%	8.8%
Total Capital / RWA(3),(4)	13.4%	13.5%	13.6%

(1) "Assets" refers to Bank's Total Assets
(2) "Basic Capital" consists of Bank's paid-in capital, reserves and retained earnings, excluding capital attributable to subsidiaries and foreign branches
(3) "RWA" stands for Risk-Weighted Assets
(4) "Total Capital" refers to "Basic Capital" plus Bank's supplementary capital.

LOCAL RATINGS
Local Ratings	Fitch Chile	Feller- Rate
	Ratings	Ratings
Time Deposits up to 1 year	Level 1+	Level 1+
Time Deposits over 1 year	AAA	AAA
Mortgage-Funding Bonds	AAA	AAA
Bonds	AAA	AAA
Subordinated Bonds	AA	AA+
Shares	1st Class Level 1	1st Class Level 1

INTERNATIONAL RATINGS
Fitch Ratings	Rating
Long Term Issuer	A
Short Term	F1
Local Currency Long Term Issuer	A
Local Currency Long Term	F1
National Long Term	AAA
National Short Term	Level 1+

Standard &Poor's	Rating
Local Currency	A / Stable / A-1
Foreign Currency	A / Stable / A-1

Moody's	Rating
Deposits
Long Term Foreign Currency	Aa3
Short Term Foreign Currency	Prime-1
Long Term Local Currency	Aa3
Short Term Local Currency	Prime-1

BANKING REGULATION

BANKING REGULATION

On August 12, 2010, the Superintendency of Banks published new guidelines for classifying and provisioning loan portfolios that will become effective on January 1, 2011, except for the rules related to additional provisions described below, which became effective immediately upon publication.

The new guidelines introduced the following categories for classifying loans:

•         “Normal Loans”: corresponds to borrowers who are up to date on their payment obligations and show no signs of deterioration in their credit quality;

•         “Substandard Loans”: includes all borrowers with insufficient payment capacity or significant deterioration of their payment capacity that may be reasonably expected not to comply with all principal and interest       payments obligations set forth in the credit agreement. This category also includes all loans that have been non-performing for more than 30 days; and

•         “In Default Loans”: corresponds to borrowers whose payment capacity is seriously at risk and who have a high likelihood of filing for bankruptcy or are renegotiating credit terms to avoid bankruptcy. This category comprises all loans and contingent loans outstanding from debtors that have at least one instalment payment of interest or principal overdue for 90 days or more.

Category	Clasification	Expected Loss
Normal Loans	A1	0.0360%
	A2	0.0825%
	A3	0.2188%
	A4	1.7500%
	A5	4.2750%
	A6	9.0000%
Substandar Loans	B1	13.8750%
	B2	20.3500%
	B3	32.1750%
	B4	43.8750%
In Default Loans	C1	2.0000%
	C2	10.0000%
	C3	25.0000%
	C4	40.0000%
	C5	65.0000%
	C6	90.0000%

In terms of provisioning, these new guidelines consider:

•         Permitting Chilean banks to establish additional allowances with the aim of offsetting macroeconomic fluctuation risks. These allowances are expected to anticipate and prevent expansive economic cycles, which may in the future result in the deterioration of economic conditions and as a mechanism to accumulate additional provisions during cycles of favourable economic conditions that may be used as a cushion if and when economic conditions deteriorate; and

•         The requirement of a minimum allowance equivalent to 0.5% of the “normal loans” category individually evaluated.

The full effects of this new regulation, on our business and results of operations, including additional allowances to offset macroeconomic fluctuation risks, are being evaluated.

RESULTS BY

BUSINESS SEGMENTS

RETAIL BANKING SEGMENT

The results of our retail banking segment continue to improve. In the 3Q10 the segment posted a net income of Ch$38,381 million, which represents a 67.2% YoY rise. This YoY upsurge is explained by:

•      The 14.9% YoY increase in the segment’s total loans, with YoY increments above 10% in every product, but specially fuelled by a 17.3% YoY growth in the residential mortgage loans. The greater volumes offset the lower lending spreads, prompting a 16.5% YoY rise in the segment’s net interest income.

•      Credit risk charges down by 20.4%, confirming a decreasing trend. This upturn has been fuelled by a recovery in both our Individuals & SMEs Division and our Consumer Finance Division, whose provisions slid by 22.0% and 15.4% YoY, respectively.

•      Net fees and commissions up by 8.6% on a YoY basis, supported by a higher activity in credit and debit cards that derived in higher transactional and ATM commissions in our Individuals & SMEs division. We aim to keep improving in this area and therefore we have recently created a new Credit and Debit Card Business Division to support the operations of our commercial divisions.

These issues wiped out the 13.8% YoY rise in the segment’s operating expenses that reached Ch$82,389 million in the 3Q10, mostly due to greater infrastructure and marketing related expenses.

WHOLESALE BANKING SEGMENT

During the 3Q10, our wholesale banking segment posted a 4.9% YoY increase in its net income, reaching Ch$18,585 million. This YoY earnings growth is mostly explained by:

•         A 47.6% YoY reduction in provisions for loan losses due to the improved economic scenario and the positive effect of the exchange rate (Ch$/US$) decrease, in the 3Q10, on the provisions associated with US$-denominated loans.

•         A 22.5% decrease YoY in the operating expenses due to the reverse of Ch$6,000 million in contingency provisions during the 3Q10, which had been established in June 2010.

•         Fees and commissions that went up by 33.3% on a YoY basis, underpinned by a higher credit and factoring activity.

The above positive factors were partly offset by:

•         An 11.2% YoY drop in the net interest income due to lending spreads that have decreased from 3Q09 along with commercial loans that posted a tempered 2.3% YoY rise, as a result of lagging investment projects in the corporate sector.

•         A YoY drop in other operating income, from Ch$16,106 million in the 3Q09 to Ch$955 million in the 3Q10, mainly due to: (i) a negative impact of ~Ch$7,100 million on the hedge of US$-denominated loans provisions due to the exchange rate drop, and (ii) the release of contingency provisions in the 3Q09 by Ch$7,000 million that had been originally set during the 4Q08.

Retail Banking	3Q09*	3Q10	% Change
Loans to Customers (Billions of Ch$)
Commercial Loans	1,516.6	1,753.4	15.6%
Residential Mortgage Loans	2,394.9	2,808.9	17.3%
Consumer Loans	1,834.9	2,043.0	11.3%
Total Loans	5,746.4	6,605.3	14.9%

Net Income (Millions of Ch$)
Net Interest Income	97,968	114,133	16.5%
Net Fees and Commissions	31,521	34,226	8.6%
Other Operating Income	3,853	1,996	(48.2)%
Total Operating Revenues	133,342	150,355	12.8%
Provisions for Loan Losses	(38,068)	(30,317)	(20.4)%
Operating Expenses	(72,391)	(82,389)	13.8%
Other	75	732	876.0%
Net income before taxes	22,958	38,381	67.2%
(*) For comparative purposes, certain line items have been reclassified for 2009.

Wholesale Banking	3Q09*	3Q10	% Change
Loans to Customers (Billions of Ch$)
Commercial Loans	6,609.1	6,759.9	2.3%
Residential Mortgage Loans	6.4	7.2	11.9%
Consumer Loans	5.8	7.0	19.8%
Total Loans	6,621.3	6,774.1	2.3%

Net Income (Millions of Ch$)
Net Interest Income	43,432	38,566	(11.2)%
Net Fees and Commissions	8,548	11,397	33.3%
Other Operating Income	16,106	955	(94.1)%
Total Operating Revenues	68,086	50,918	(25.2)%
Provisions for Loan Losses	(25,506)	(13,353)	(47.6)%
Operating Expenses	(24,788)	(19,210)	(22.5)%
Other	(75)	230	(406.7)%
Net income before taxes	17,717	18,585	4.9%
(*) For comparative purposes, certain line items have been reclassified for 2009.

TREASURY AND MONEY MARKET

The results of our Treasury and Money Market segment show a 65.0% YoY increase, to reach Ch$39,524 million in the 3Q10, which is mostly explained by:

•         A proactive and effective management of our UF gap by the Treasury that has led us to strategically increase our exposure, based on our expectations of a more normalized inflationary environment.

•         Positive results associated with the funding of Ch$-denominated assets by US$-denominated liabilities hedged with derivatives.

The above-mentioned factors were partially offset by greater operating expenses that went up by 11.7% on a YoY basis, mainly due to the already explained extraordinary bicentennial bonus provided to our staff during the 3Q10.

Finally, the segment’s securities portfolio has decreased by 14.9% on a YoY basis, mainly due to successive sales of fixed-income securities during 2010, in order to benefit from the positive mark-to-market amid an interest rate scenario at historically low levels.

OPERATIONS THROUGH SUBSIDIARIES

Our subsidiaries continue to show an upward trend in their results. In the 3Q10, the net income before taxes of these companies went up by a 15.8% on a YoY basis, to achieve Ch$13,046 million. Also, they posted an 8.2% growth in earnings before taxes as of September 30, 2010 as compared to a year earlier. The YoY variance was mostly steered by:

•      A 29.9% YoY increase in our Mutual Funds subsidiary’s income from fees and commissions, fostered by both a 20.1% 12-month rise in the average volume of assets under management as of September 30, 2010, as well as a portfolio mix that has evolved from fixed to variable-income securities.

•      A 33.0% YoY rise in our Stock Brokerage subsidiary’s net income prompted by Ch$4,640 of greater fees and commissions in the 3Q10 as compared to the 3Q09. This is principally the result of a 24.5% growth posted by the stock volume traded by the company as of September 30, 2010 as compared to a year earlier.

•      A 25.9% YoY increase in our Insurance Brokerage subsidiary’s net income, mainly due to fees and commissions that increased by 20.2% on a YoY basis. This behaviour is consistent with our enhanced cross-sell strategy and the higher lending activity in our retail segment that implies taking out insurance policies.

These factors were partly offset by a YoY decrease of Ch$1,202 million in our Financial Advisory subsidiary’s net income, principally due to the higher business activity linked to debt restructuring in the 3Q09 as compared to the 3Q10, as a result of the 2009’s downturn.

Treasury and Money Market	3Q09*	3Q10	% Change
Securities Portfolio (Millions of Ch$)
Trading Securities	264,091	173,941	(34.1)%
Available for Sale Instruments	1,169,299	1,046,084	(10.5)%
Held to Maturity Instruments	-	-
Securities Portfolio	1,433,390	1,220,025	(14.9)%

Net Income (Millions of Ch$)
Net Interest Income	20,013	36,601	82.9%
Net Fees and Commissions	(623)	(292)	(53.1)%
Other Operating Income	10,009	8,844	(11.6)%
Total Operating Revenues	29,399	45,153	53.6%
Provisions for Loan Losses	(623)	(239)	(61.6)%
Operating Expenses	(4,827)	(5,390)	11.7%
Other	-	-
Net income before taxes	23,949	39,524	65.0%

O.C.I. (Millions of Ch$)
Net unrealized gains (losses) on Available for Sale Instrum.	27,451	(4,262)	(115.5)%
(*) For comparative purposes, certain line items have been reclassified for 2009.

Subsidiaries	3Q09*	3Q10	% Change
Securities Portfolio (Millions of Ch$)
Trading Securities	517,010	265,923	(48.6)%
Available for Sale Instruments	-	-
Held to Maturity Instruments	-	-
Securities Portfolio	517,010	265,923	(48.6)%

Loans to Customers (Billions of Ch$)
Commercial Loans	234.1	279.0	19.2%
Total Loans	234.1	279.0	19.2%

Net Income (Millions of Ch$)
Net Interest Income	924	2,000	116.5%
Net Fees and Commissions	24,201	30,721	26.9%
Other Operating Income	5,347	3,430	(35.9)%
Total Operating Revenues	30,472	36,151	18.6%
Provisions for Loan Losses	(115)	(75)	(34.8)%
Operating Expenses	19,150)	(23,092)	20.6%
Other	59	62	5.1%
Net income before taxes	11,266	13,046	15.8%
(*) For comparative purposes, certain line items have been reclassified for 2009.

CONSOLIDATED STATEMENTS OF INCOME

(Under Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Q u a r t e r s						Y e a r E n d e d
	3Q09	2Q10	3Q10	3Q10	% Change		Sep.09	Sep.10	Sep-10	% Change
	MCh$	MCh$	MCh$	MUS$	3Q10/3Q09	3Q10/2Q10	MCh$	MCh$	MUS$	Sep.09/Sep.10

Interest revenue and expense
Interest revenue	203,442	282,559	274,829	566.4	35.1%	(2.7) %	627,387	799,758	1,648.2	27.5%
Interest expense	(41,173)	(86,420)	(82,918)	(170.9)	101.4%	(4.1) %	(149,861)	(228,072)	(470.0)	52.2%
Net interest income	162,269	196,139	191,911	395.5	18.3%	(2.2) %	477,526	571,686	1,178.2	19.7%

Fees and commissions
Income from fees and commissions	74,330	82,341	88,761	182.9	19.4%	7.8%	217,534	248,935	513.0	14.4%
Expenses from fees and commissions	(13,447)	(16,212)	(15,399)	(31.7)	14.5%	(5.0) %	(39,702)	(44,826)	(92.4)	12.9%
Net fees and commissions income	60,883	66,129	73,362	151.2	20.5%	10.9%	177,832	204,109	420.6	14.8%

Net Financial Operating Income	36,804	48,520	(95,576)	(197.0)	(359.7) %	(297.0) %	(82,058)	33,786	69.6	(141.2) %
Foreign exchange transactions, net	(14,601)	(23,595)	105,934	218.3	(825.5) %	(549.0) %	153,746	36,039	74.3	(76.6) %
Other operating income	12,812	6,847	3,847	7.9	(70.0) %	(43.8) %	24,632	16,265	33.5	(34.0) %

Total Operating Revenues	258,167	294,040	279,478	576.0	8.3%	(5.0) %	751,678	861,885	1,776.2	14.7%

Provisions for loan losses	(64,311)	(35,669)	(43,984)	(90.6)	(31.6) %	23.3%	(177,109)	(133,256)	(274.6)	(24.8) %

Operating revenues, net of provisions for loan losses	193,856	258,371	235,494	485.3	21.5%	(8.9) %	574,569	728,629	1,501.6	26.8%

Operating expenses
Personnel expenses	(62,239)	(66,450)	(70,786)	(145.9)	13.7%	6.5%	(190,093)	(203,933)	(420.3)	7.3%
Administrative expenses	(39,788)	(43,749)	(46,526)	(95.9)	16.9%	6.3%	(124,428)	(129,519)	(266.9)	4.1%
Depreciation and amortization	(7,949)	(7,547)	(7,683)	(15.8)	(3.3) %	1.8%	(23,999)	(22,810)	(47.0)	(5.0) %
Impairments	0	0	0	0.0	0.0%	0.0%	0	(1,088)	(2.2)	0.0%
Other operating expenses	(8,047)	(22,803)	(1,987)	(4.1)	(75.3) %	(91.3) %	(18,659)	(33,005)	(68.0)	76.9%
Total operating expenses	(118,023)	(140,549)	(126,982)	(261.7)	7.6%	(9.7) %	(357,179)	(390,355)	(804.5)	9.3%

Net operating income	75,833	117,822	108,512	223.6	43.1%	(7.9) %	217,390	338,274	697.1	55.6%

Income attributable to affiliates	60	423	1,024	2.1	1606.7%	142.1%	1,083	1,502	3.1	38.7%

Income before income tax	75,893	118,245	109,536	225.7	44.3%	(7.4) %	218,473	339,776	700.2	55.5%

Income tax	(7,194)	(10,437)	(9,517)	(19.6)	32.3%	(8.8) %	(27,245)	(31,143)	(64.2)	14.3%

Net Income for the period	68,699	107,808	100,019	206.1	45.6%	(7.2) %	191,228	308,633	636.1	61.4%

Non-Controlling interest	1	0	0	0.0	(100.0) %	0.0%	2	0	0.0	(100.0) %

Net Income attributable to bank's owners	68,698	107,808	100,019	206.1	45.6%	(7.2) %	191,226	308,633	636.1	61.4%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$485.23 for US$1.00 as of September 30, 2010. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

CONSOLIDATED BALANCE SHEETS

(Under Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

ASSETS	Sep.09	Jun.10	Sep.10	Sep.10	% C h a n g e
	MCh$	MCh$	MCh$	MUS$	Sep.10/Sep.09	Sep.10/Jun.10

Cash and due from banks	659,878	700,712	714,715	1,472.9	8.3%	2.0%
Transactions in the course of collection	457,254	601,419	665,592	1,371.7	45.6%	10.7%

Financial Assets held-for-trading	469,359	265,923	370,198	762.9	(21.1%)	39.2%
Receivables from repurchase agreements and security borrowings	39,960	122,994	72,392	149.2	81.2%	(41.1%)
Derivate instruments	519,909	504,326	509,703	1,050.4	(2.0%)	1.1%
Loans and advances to Banks	322,883	668,992	272,321	561.2	(15.7%)	(59.3%)

Loans to customers, net
Commercial loans	8,359,732	8,826,054	8,792,296	18,119.9	5.2%	(0.4%)
Residential mortgage loans	2,401,303	2,714,884	2,816,140	5,803.7	17.3%	3.7%
Consumer loans	1,840,697	1,965,518	2,049,986	4,224.8	11.4%	4.3%
Loans to customers	12,601,732	13,506,456	13,658,422	28,148.4	8.4%	1.1%
Allowances for loan losses	(303,266)	(343,361)	(357,179)	(736.1)	17.8%	4.0%
Total loans to customers, net	12,298,466	13,163,095	13,301,243	27,412.3	8.2%	1.0%

Financial Assets Available-for-Sale	1,169,299	1,015,819	1,046,084	2,155.9	(10.5%)	3.0%
Financial Assets Held-to-maturity	-	-	-	-	0.0%	0.0%

Investments in other companies	12,815	12,123	12,976	26.7	1.3%	7.0%
Intangible assets	33,791	29,152	30,357	62.6	(10.2%)	4.1%
Property and Equipment	207,948	209,083	208,500	429.7	0.3%	(0.3%)

Current tax assets	-	-	2,962	6.1	0.0%	0.0%
Deferred tax assets	75,499	90,223	101,217	208.6	34.1%	12.2%
Other assets	198,929	309,813	238,390	491.3	19.8%	(23.1%)

Total assets	16,465,990	17,693,674	17,546,650	36,161.5	6.6%	(0.8%)

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$485.23 for US$1.00 as of September 30, 2010. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

CONSOLIDATED BALANCE SHEETS

(Under Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

LIABILITIES & EQUITY	Sep.09	Jun.10	Sep.10	Sep.10	% C h a n g e
	MCh$	MCh$	MCh$	MUS$	Sep.10/Sep.09	Sep.10/Jun.10

Liabilities
Current accounts and other demand deposits	3,373,146	4,415,855	4,251,384	8,761.6	26.0%	(3.7) %
Transactions in the course of payment	326,493	299,821	468,014	964.5	43.3%	56.1%
Payables from repurchase agreements and security lending	208,972	149,599	113,614	234.1	(45.6) %	(24.1) %
Saving accounts and time deposits	7,307,213	7,236,234	7,071,243	14,573.0	(3.2) %	(2.3) %
Derivate instruments	497,941	479,535	564,195	1,162.7	13.3%	17.7%
Borrowings from financial institutions	1,208,974	1,324,819	1,222,475	2,519.4	1.1%	(7.7) %
Debt issued	1,615,699	1,730,224	1,780,084	3,668.5	10.2%	2.9%
Other financial obligations	135,396	111,733	133,901	276.0	(1.1) %	19.8%
Current tax liabilities	18,222	6,467	-	-	(100.0) %	(100.0) %
Deferred tax liabilities	29,997	14,661	26,339	54.3	(12.2) %	79.7%
Provisions	217,356	258,952	326,133	672.1	50.0%	25.9%
Other liabilities	154,156	326,896	213,500	440.0	38.5%	(34.7) %

Total liabilities	15,093,565	16,354,796	16,170,882	33,326.2	8.9%	0.9%

Equity
Belong to the Bank's Owners
Capital	1,158,752	1,158,752	1,158,752	2,388.0	0.0%	0.0%
Reserves	118,170	87,386	87,386	180.1	(26.1) %	0.0%
Other comprehensive income	6,116	1,097	2,897	6.0	(52.6) %	164.1%
Retained earnings
Retained earnings from previous periods	32,017	16,093	16,093	33.2	(49.7) %	0.0%
Income for the period	191,226	208,614	308,633	636.1	61.4%	47.9%
Provisions for minimum dividends	(133,858)	(133,065)	(197,994)	(408.0)	47.9%	48.8%

Non-Controlling Interest	2	1	1	-	(50.0) %	0.0%

Total equity	1,372,425	1,338,878	1,375,768	2,835.3	0.2%	2.8%

Total Liabilities & Equity	16,465,990	17,693,674	17,546,650	36,161.5	6.6%	(0.8%)

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$485.23 for US$1.00 as of September 30, 2010. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(Under Chilean-GAAP)

BANCO DE CHILE SELECTED CONSOLIDATED FINANCIAL INFORMATION
	Q u a r t e r s			Y e a r E n d e d
	3Q09	2Q10	3Q10	Sep.09	Jun.10	Sep.10
Earnings per Share
Net income per Share (Ch$) (1)	0.83	1.31	1.21	2.32	2.53	3.74
Net income per ADS (Ch$) (1)	499.30	783.57	726.96	1,389.88	1,516.24	2,243.20
Net income per ADS (US$) (2)	0.91	1.44	1.50	2.55	2.79	4.62
Book value per Share (Ch$) (1)	16.63	16.22	16.67	16.63	16.22	16.67
Shares outstanding (Millions)	82,552	82,552	82,552	82,552	82,552	82,552

Profitability Ratios (3)(4)(8)
Net Interest Margin	4.25%	4.82%	4.74%	4.20%	4.69%	4.71%
Net Financial Margin	4.83%	5.43%	5.00%	4.83%	5.43%	5.28%
Fees and commissions / Avg. Interest Earnings Assets	1.59%	1.62%	1.81%	1.56%	1.62%	1.68%
Operating Revenues / Avg. Interest Earnings Assets	6.76%	7.22%	6.90%	6.61%	7.20%	7.10%
Return on Average Total Assets	1.71%	2.47%	2.31%	1.53%	2.39%	2.37%
Return on Average Equity (5)	18.89%	29.99%	26.14%	17.60%	28.15%	27.47%

Capital Ratios
Equity / Total Assets	8.33%	7.57%	7.84%	8.33%	7.57%	7.84%
Basic Capital / Total Assets	7.68%	6.54%	6.72%	7.68%	6.54%	6.72%
Basic Capital / Risk-Adjusted Assets	9.96%	8.64%	8.79%	9.95%	8.64%	8.79%
Total Capital / Risk-Adjusted Assets	13.41%	13.49%	13.64%	13.41%	13.49%	13.64%

Credit Quality Ratios
Past Due Loans / Total Loans to Customers	0.70%	0.68%	0.64%	0.70%	0.68%	0.64%
Allowance for Loan Losses / Past due Loans	346.21%	373.17%	409.66%	346.21%	373.17%	409.66%
90 days Past Due / Total Loans to Customers	1.57%	1.55%	1.41%	1.57%	1.55%	1.41%
Allowance for Loan Losses / 90 days Past due	153.57%	163.60%	185.93%	153.57%	163.60%	185.93%
Impaired Loans / Total Loans to Customers (6)	N/A	5.96%	5.90%	N/A	5.96%	5.90%
Allowance for Loan Losses / Impaired Loans (6)	N/A	42.62%	44.31%	N/A	42.62%	44.31%
Allowance for Loans Losses / Total Loans to customers	2.41%	2.54%	2.62%	2.41%	2.54%	2.62%
Provision for Loan Losses / Avg. Loans to customers (4)	2.05%	1.06%	1.30%	1.86%	1.34%	1.33%

Operating and Productivity Ratios
Operating Expenses / Operating Revenues	45.72%	47.80%	45.44%	47.52%	45.22%	45.29%
Operating Expenses / Average Total Assets (3) (4)	2.94%	3.22%	2.93%	2.85%	3.02%	2.99%

Average Balance Sheet Data (1)(3)(8)
Avg. Interest Earnings Assets (million Ch$)	15,271,835	16,293,025	16,192,154	15,168,992	16,181,474	16,185,034
Avg. Assets (million Ch$)	16,049,916	17,468,466	17,337,132	16,695,368	17,429,510	17,398,717
Avg. Equity (million Ch$)	1,354,263	1,340,191	1,364,051	1,335,237	1,351,570	1,355,730
Avg. Adjusted Shareholders Equity (million Ch$) (7)	1,454,900	1,437,892	1,530,599	1,449,063	1,482,143	1,498,295
Avg. Loans to customers (million Ch$)	12,546,008	13,438,434	13,539,570	12,662,826	13,294,474	13,376,173
Avg. Interest Bearing Liabilities (million Ch$)	10,328,224	10,816,604	10,463,637	10,968,550	10,822,280	10,702,732

Additional Data
Exchange rate (Ch$)	546.07	543.09	485.23	546.07	543.09	485.23
Employees	14,177	14,006	14,216	14,177	14,006	14,216

Notes
(1) These figures were expressed in nominal Chilean pesos.
(2) The figures were calculated considering the nominal net income, the shares outstanding and the exchange rate existing at the end of each period.
(3) The ratios were calculated as an average of daily balances.
(4) Annualized data.
(5) ROAE excludes provisions for minimum dividends.
(6) The criterion used for classifying the impaired loans changed from January 2009. Accordingly, the previous year ratios are not comparable.
(7) Adjusted by provisions for minimum dividends.
(8) Includes certain reclassifications to conform with 2010 new presentation.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$485.23 for US$1.00 as of September 30, 2010. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

SUMMARY OF DIFFERENCES BETWEEN CHILEAN GAAP AND IFRS

The most significant differences are as follows:

•         Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, the Bank recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognized.

•         Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows.  According to Chilean GAAP, the Bank records additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses must not be recognized.

•         Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-current assets held for sale and Discontinued operations”. In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless impaired.

•         Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 70% of the period net income, as permitted by the Chilean Superintendency of Banks. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

FORWARD-LOOKING INFORMATION

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•      changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•      changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;

•      unexpected developments in certain existing litigation;

•      increased costs;

•      unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CONTACTS

Mr. Pablo Mejía Head of Investor Relations Banco de Chile Phone Nr. (56-2) 653 3554 Email: pmejiar@bancochile.cl	Mr. Rolando Arias Research & Planning Manager Banco de Chile Phone Nr. (56-2) 653 3535 Email: rarias@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2010

Banco de Chile

/S/ Arturo Tagle Q.
By:	Arturo Tagle Q. CEO